EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-3 (No.333-195514) of ETFS Silver Trust (the “Trust”) of our reports dated February 24, 2017, with respect to the statement of assets and liabilities of the Trust, including the schedule of investments, as of December 31, 2016 and 2015, and the related statements of operations, changes in net assets and the financial highlights for each of the years in the two-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 Annual Report on Form 10-K of ETFS Silver Trust.

/s/ KPMG LLP

New York, New York
February 24, 2017